SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Amendment No. 6)*

                     Alexander & Baldwin, Inc.
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
            -------------------------------------------
                  (Title of Class and Securities)

                             014482103
             --------------------------------------------
               (CUSIP Number of Class of Securities)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                  (Continued on following page(s))

CUSIP No. 014482103                                     13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :    (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    4,154,200 shares (9.2%)
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) NO VOTING POWER
                                        (Clients Vote Shares)
                                   :    2,798,800 Shares (6.2%)
                                        (Includes shares owned by
                                         Longleaf Partners Funds)
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :    (Discretionary Accounts)
                                   :    4,351,600 shares (9.6%)
                                   --------------------------------
                                   :(8) NO DISPOSITIVE POWER
                                        (Clients Determine)
                                        2,601,400 shares (5.8%)
                                        (Includes shares owned by
                                         Longleaf Partners Funds)
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (All Discretionary Accounts with Voting Power)
        4,154,200 shares
      (All Discretionary Accounts with Dispositive Power)
        4,351,600 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES /x/
      Non-Discretionary Accounts and Investment Company Shares -
       See items 3 and 4 of text
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       9.2%   (All Discretionary Accounts with Voting Power)
       9.6%   (All Discretionary Accounts with Dispositive Power)
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------

CUSIP No. 014482103                                       13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Fund                   I.D. No. 63-6147721

-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY      :     1,565,000 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :    1,565,000 shares
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                   :       None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,565,000  shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       3.5%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------














CUSIP No. 014482103                                       13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------










Item 1.

     (a). Name of Issuer: Alexander & Baldwin, Inc.  ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          822 Bishop Street
          Honolulu, HI 96813

Item 2.

     (a) and (b). Names and Principal Business Addresses of
         Persons Filing:

         (1). Southeastern Asset Management, Inc.
              6410 Poplar Avenue; Suite 900
              Memphis, TN 38119

         (2). Longleaf Partners Fund
              6410 Poplar Avenue; Suite 900
              Memphis, TN 38119

         (3). Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6410 Poplar Avenue; Suite 900
              Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Fund - a series of Longleaf Partners
            Funds Trust, a Massachusetts business trust

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Common Stock (the
            "Securities").

     (e). Cusip Number: 014482103

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (d). Investment Company registered under Sec. 8 of the
          Investment Company Act- Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a Massachusetts business trust

     (e). Investment Advisor registered under Section 203 of the
          Investment Advisers Act of 1940 - Southeastern Asset
          Management, Inc.

          The Securities covered by this report are owned legally by the investment advisory clients of Southeastern Asset Management, Inc. and by Longleaf Partners Fund and Longleaf Partners Realty Fund; none are legally owned directly or indirectly by Southeastern Asset Management, Inc. and none are physically held by or registered in the name of Southeastern Asset Management, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

     (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not legally own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At December 31, 1997)
            (1). Clients' Discretionary Accounts - Southeastern
                 Asset Management, Inc.

                 Sole Voting Power - 4,154,200 shares
                 Sole Dispositive Power - 4,351,600 shares

            (2). Longleaf Partners Fund - 1,565,000 shares

     (b). Percent of Class:
            (1). Client's Discretionary Accounts - Southeastern
                 Asset Management, Inc.

                 Sole Voting Power - 9.2%
                 Sole Dispositive Power - 9.6%

            (2). Longleaf Partners Fund - 3.5%

          Above percentages based on 45,135,000 shares of Common
          Stock outstanding.

     (c). Number of shares as to which such person has:

          (i). sole power to vote or to direct the vote:

               (1). Southeastern Asset Management, Inc.
                    Discretionary Accounts - 4,154,200 shares
                    (9.2%)
               (2). Longleaf Partners Fund -
                    1,565,000 shares (3.5%)

           (ii). No power to vote or to direct the vote:

                 Southeastern Asset Management, Inc. -
                   Non-Discretionary Accounts for which beneficial
                     ownership is expressly disclaimed -
                     1,233,800 shares (2.7%)

          (iii). sole power to dispose or to direct the disposition of:

               (1). Southeastern Asset Management, Inc.
                     Discretionary Accounts
                     4,351,600 shares (9.6%)

               (2). Longleaf Partners Fund -
                    1,565,000 shares (3.5%)

           (iv). No power to dispose or to direct the disposition of:

                 Southeastern Asset Management, Inc. -
                    Non-Discretionary Shares for which beneficial ownership is expressly disclaimed -
                    1,036,400 shares (2.3%)

Item 5. Ownership of Five Percent or Less of a Class:  N/A
Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A
Item 8. Identification and Classification of Members of the Group:
        N/A
Item 9. Notice of Dissolution of Group:  N/A


Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 4, 1998

Southeastern Asset                 Longleaf Partners Fund
Management, Inc.

By  /s/ Charles D. Reaves           By /s/ Charles D. Reaves
------------------------------    ------------------------------
Charles D. Reaves                   Charles D. Reaves
Vice President and                  Executive Vice President
General Counsel

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
--------------------------------

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 31st day of January, 1997.

Southeastern Asset                 Longleaf Partners Fund
Management, Inc.

By  /s/ Charles D. Reaves           By /s/ Charles D. Reaves
------------------------------    ------------------------------
Charles D. Reaves                   Charles D. Reaves
Vice President and                  Executive Vice President
General Counsel

O. Mason Hawkins, Individually
/s/ O. Mason Hawkins
--------------------------------